SCHEDULE 13D


CUSIP No. 465713105                                         Page 1 of 10 Pages
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1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      BG Media Investors L.P.
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]  (b) [X]
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      WC
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) OR 2(e)
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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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    NUMBER        7)   SOLE VOTING POWER
    OF                   0 shares
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           4,821,600 shares
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 shares
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       4,821,600 shares
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,821,600 shares
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    21.2%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
     PN
------------------------------------------------------------------------------


                      *SEE INSRUCTIONS BEFORE FILLING OUT!

CUSIP No.  465713105                                        Page 2 of 10 Pages
------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      BG Media Investors L.L.C.
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]  (b) [X]
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    00
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 shares
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           4,821,600 shares
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 shares
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       4,821,600 shares
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,821,600 shares
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    21.2%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
     00
------------------------------------------------------------------------------


                      *SEE INSRUCTIONS BEFORE FILLING OUT!

CUSIP No. 465713105                                         Page 3 of 10 Pages
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1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      J. William Grimes
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]  (b) [X]
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
     00
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 shares
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           4,821,600 shares
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 shares
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       4,821,600 shares
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,821,600 shares
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    21.2%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------------------------


                      *SEE INSRUCTIONS BEFORE FILLING OUT!

CUSIP No.  465713105                                        Page 4 of 10 Pages
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1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      John D. Backe
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]  (b) [X]
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
     00
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   25,800 shares
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           4,821,600 shares
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               25,800 shares
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       4,821,600 shares
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,847,400 shares
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    21.3%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------------------------


                      *SEE INSRUCTIONS BEFORE FILLING OUT!

CUSIP No.  465713105                                         Page 5 of 8 Pages
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1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Ted Carroll
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]  (b) [X]
------------------------------------------------------------------------------
3)  SEC USE ONLY

------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
     00
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) OR 2(e)

------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   2,600 shares
    SHARES        ____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY           4,821,600 shares
    EACH          ____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               2,600 shares
    WITH          ____________________________________________________________
                  10)  SHARED DISPOSITIVE POWER
                       4,821,600 shares
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,824,200 shares
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    21.2%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
     IN
------------------------------------------------------------------------------


                      *SEE INSRUCTIONS BEFORE FILLING OUT!

Item 1:  Security and Issuer
         -------------------

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.01 par value (the "Common Stock"), of i3 Mobile, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Issuer is 181 Harbor Drive, Third Floor, Stamford, Connecticut, 06902.

Item 2:  Identity and Background
         -----------------------

         (a) This Schedule 13D is filed by (1) BG Media Investors L.P., a Delaware limited partnership, (2) BG Media Investors L.L.C., a limited liability company organized under the laws of the State of New York, (3) J. William Grimes, (4) John D. Backe and (5) Ted Carroll (collectively, the "Reporting Persons").

         (b) The address of the principal office of the Reporting Persons is 399 Park Avenue, 19th Floor, New York, New York, 10022.

         (c) BG Media Investors L.L.C. is the general partner of BG Media Investors L.P. Messrs. Grimes, Backe and Carroll are Members of BG Media Investors L.L.C.

         (d) -(e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to federal or state securities laws or finding any violation with respect to such laws.


                               Page 6 of 10 Pages

         (f) Messrs. Grimes, Backe and Carroll are citizens of the United States of America.

Item 3:    Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

         The source of funds to purchase the Common Stock of i3 Mobile is the working capital of BG Media Investors L.P.

Item 4:  Purpose of Transaction
         ----------------------

         The purpose of the acquisition of Common Stock of the Company by the Reporting Persons is for capital investment purposes.

         The Reporting Persons do not have any plans or proposals other than those described in this Item 4 and Items 5 and 6 of this report on Schedule 13D, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their interests, BG Media Investors L.P. and its investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the shares of the Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.


                               Page 7 of 10 Pages

Item 5:  Interests in Securities of the Issuer
         -------------------------------------

         (a) -(b) Based on information received from the Issuer, there are issued and outstanding 22,709,765 shares of Common Stock as of May 12, 2000. BG Media Investors L.P. has acquired and has the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 4,821,600 shares of Common Stock representing approximately 21.2% of the issued and outstanding shares of Common Stock.

         By virtue of BG Media Investors L.L.C. being the general partner of BG Media Investors L.P., BG Media Investors L.L.C. may be deemed to have shared power to dispose of or direct the disposition of and shared power to vote or direct the vote of an aggregate of 4,821,600 shares of Common Stock representing 21.2% of the issued and outstanding shares of Common Stock. Nothing in this
Schedule 13D shall be deemed an admission that BG Media Investors L.L.C. is the beneficial owner of the shares of Common Stock held by BG Media Investors L.P.

         Messrs. Grimes, Backe and Carroll, as Members of BG Media Investors L.L.C., have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of an aggregate of 4,821,600 shares of Common Stock representing 21.2% of the issued and outstanding shares of Common Stock. Messrs. Grimes, Backe and Carroll disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interest therein. In addition, Mr. Backe has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of an aggregate of 25,800 shares of Common Stock representing 0.1% of the issued and outstanding shares of Common Stock. Mr. Carroll has sole power to vote or direct the vote of, and sole power to dispose of or direct the dispostion of an aggregate of 2,600 shares of Common Stock representing 0.01% of the issued and outstanding shares of Common Stock.


                               Page 8 of 10 Pages

         (c) Other  than the  transactions  described  in Item 4 and  paragraphs
(a)-(b) of this Item 5 of this Schedule 13D, the Reporting Persons have not acquired any shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6:  Contracts, Arrangements, Understandings or Relationships] With Respect
         ----------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein. The BG Media Investors L.P. Limited Partnership Agreement dated as of May 29, 1998, (the "Partnership Agreement") provides that the general partner of BG Media Investors L.P. shall have complete discretion to exercise any voting rights with respect to any securities of BG Media Investors L.P. and to sell or otherwise dispose of such securities and to exercise any rights with respect to such securities.

         The BG Media Investors L.L.C. Limited Liability Company Agreement, dated as of July 2, 1998, (the "LLC Agreement"), provides that the members of BG Media Investors L.L.C. shall have complete discretion to exercise any voting rights with respect to any securities of BG Media Investors L.L.C. and to sell or otherwise dispose of such securities and to exercise any rights, with respect to such securities. As of the date of this report, no member beneficially owns a majority of the voting rights in BG Media Investors L.L.C. By virtue of Messrs. Grimes', Backe's and Carroll's respective positions


                               Page 9 of 10 Pages
as Members of BG Media Investors L.L.C., Messrs. Grimes, Backe and Carroll may be deemed to have relationships with BG Media Investors L.L.C. resulting in the power to influence BG Media Investors L.L.C. with respect to its interest in BG Media Investors L.P., or with respect to the manner in which the Common Stock may be voted or disposed of.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7:  Material To Be Filed as Exhibits
         --------------------------------

         Not Applicable


                                   SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true complete and correct.

Date:     May 31, 2000


                                           BG MEDIA INVESTORS L.P.
                                           BG MEDIA INVESTORS L.L.C.,
                                           its general partner,



                                           By:    /s/ J. William Grimes
                                               -----------------------------
                                           Title:  Member



                                           BG MEDIA INVESTORS L.L.C.



                                           By:    /s/ J. William Grimes
                                               -----------------------------
                                           Title:  Member



                                           J. WILLIAM GRIMES



                                           By:    /s/ J. William Grimes
                                               -----------------------------



                                           JOHN D. BACKE



                                           By:    /s/ John D. Backe
                                               -----------------------------



                                           TED CARROLL



                                           By:    /s/ Ted Carroll
                                               -----------------------------


                               Page 10 of 10 Pages